FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of  November 2008

Commission File Number   000-51016

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

November 14, 2008	By: /s/ Cecil Bond Cecil Bond Chief Financial Officer

EXHIBIT INDEX

1	Interim Consolidated Financial Statements For The Nine Months Ended September 30, 2008

2	Management’s Discussion and Analysis For The Nine Months Ended September 30, 2008

3	Certification of Chief Executive Officer

4	Certification of Chief Financial Officer

EXHIBIT 1

Interim Consolidated Financial Statements

For The Nine Months Ended

September 30, 2008

Notice of No Auditor Review of Interim Financial Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Exeter Resource Corporation
Consolidated Balance Sheets (Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

		September 30, 2008	December 31, 2007
Assets

Current
Cash and cash equivalents		$26,116,291	$8,722,779
Accounts receivable and prepaid expenses		425,527	448,958
		26,541,818	9,171,737

Property and equipment		361,682	210,962
Mineral properties and deferred costs	(Note 6)	3,354,379	3,354,379
		$30,257,879	$12,737,078

Liabilities

Current
Accounts payable and accrued liabilities		$3,201,339	$1,773,532
Due to related parties	(Note 11)	313,674	341,158
		3,515,013	2,114,690

Shareholders’ Equity

Share capital	(Note 7)	89,207,020	55,249,342
Contributed surplus	(Note 10)	11,110,138	7,234,219
Deficit		(73,574,292)	(51,861,173)
		26,742,866	10,622,388
		$30,257,879	$12,737,078

3

Exeter Resource Corporation
Consolidated Statements of Operations and Comprehensive Loss (Expressed in Canadian Dollars)
For the period ended September 30, 2008 (Unaudited – Prepared by Management)

	Three Months ended		Nine Months ended
	September 30,		September 30,
	2008	2007	2008	2007
Income
Interest Income	$211,204	$115,017	$549,443	$286,168
Loss on conversion of foreign currencies	(29,520)	(25,526)	(48,352)	(30,988)
	181,684	89,491	501,091	255,180
Expenses
Accounting and audit	$36,121	$3,669	$122,247	$93,651
Administration salaries and consulting (Note 8)	504,421	137,878	1,206,947	1,078,469
Amortization	16,786	21,851	47,806	41,111
Bank charges	7,775	5,595	19,388	16,670
Directors’ compensation (Note 8)	7,500	7,500	1,500,576	983,457
Legal fees	11,247	24,466	83,079	74,528
Management compensation (Note 8)	182,056	97,826	1,555,926	512,047
Mineral property exploration costs (Note 6)	5,821,781	2,319,579	16,331,583	8,878,185
Office and miscellaneous	53,850	18,639	156,639	73,737
Rent	25,519	16,864	72,815	60,457
Shareholder communications (Note 8)	88,857	185,306	317,644	521,054
Listing, filing fees and transfer agent	19,809	44,526	243,405	109,077
Telecommunications	14,586	7,830	40,912	24,196
Travel and promotion	112,033	30,983	515,243	352,983
	$6,902,341	$2,922,512	$22,214,210	$12,819,622

Net loss and comprehensive loss for the period	$6,720,657	$2,833,021	$21,713,119	$12,564,442

Deficit at beginning of period	$66,853,635	$44,723,950	$51,861,173	$34,992,529

Deficit at end of period	$73,574,292	$47,556,971	$73,574,292	$47,556,971

Basic & diluted loss per common share	$(0.14)	$(0.07)	$(0.48)	$(0.32)
Weighted average number of common shares outstanding	47,022,004	38,996,066	45,176,619	38,762,308

4

Exeter Resource Corporation
Consolidated Statements of Cash Flow (Expressed in Canadian Dollars)
For the period ended September 30, 2008 (Unaudited – Prepared by Management)

		Three months ended		Nine months ended
		September 30		September 30
		2008	2007	2008	2007
Operating Activities
Net loss for the period		$(6,720,657)	$(2,833,021)	$(21,713,119)	$(12,564,442)
Adjustments
Amortization		36,280	29,751	92,098	66,110
Stock based compensation		462,523	163,496	3,791,268	3,347,433
		(6,221,854)	(2,639,774)	(17,829,753)	(9,150,899)

Changes in non-cash working capital items
Other receivables and prepaid expenses		130,080	3,249	23,431	(144,160)
Accounts payable and accrued liabilities		953,925	(73,753)	1,427,807	(912,023)
Due to related parties		4,370	(30,841)	122,177	(295,176)
		(5,133,479)	(2,741,119)	(16,256,338)	(10,502,258)

Financing Activities
Issue of share capital for cash	(Note 7)	37,665	4,711,755	36,565,904	7,509,380
Share issue costs		-	-	(2,673,236)	-
		37,665	4,711,755	33,892,668	7,509,380
Investing Activities
Acquisition of mineral properties		-	(25,112)	-	(53,952)
Acquisition of property and equipment		(104,447)	(5,635)	(242,818)	(28,772)
		(104,447)	(30,747)	(242,818)	(82,724)

Net increase (decrease) in cash and cash equivalents		(5,200,261)	1,939,889	17,393,512	(3,075,602)
Cash and cash equivalents – beginning of period		31,316,552	9,495,571	8,722,779	14,511,062

Cash and cash equivalents – end of period		$26,116,291	$11,435,460	$26,116,291	$11,435,460

5

Notes to the Interim Consolidated Financial Statements

Nine months ended September 30, 2008

(Unaudited – Prepared by Management)

1.   Nature of Business

Exeter Resource Corporation (the “Company”) is an exploration stage company incorporated under the laws of British Columbia, Canada and together with its subsidiaries, is engaged in the acquisition, and exploration of mineral properties located in Argentina and Chile.

2.   Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles and, except as noted below, follow the same accounting policies and methods of their application as the Company’s consolidated financial statements for the year ended December 31, 2007, without all the note disclosures required for audited financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

3.   Changes in accounting policies and new accounting developments

(i)   Capital Disclosures, Section 1535

Effective January 1, 2008, the Company adopted Section 1535 “Capital Disclosures” which requires the disclosure of information that enables users of an entity’s financial statements to evaluate its objectives, policies and processes for managing capital such as qualitative information about its objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether it has complied with any capital requirements and, if it has not complied, the consequences of non-compliance. Disclosures required by this standard are included in Note 4.

(ii)   Financial Instruments Disclosures, Section 3862 / Financial Instruments Presentation, Section 3863

Effective January 1, 2008, the Company adopted Section 3862 “Financial Instruments – Disclosures”. This Section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Disclosures required by this standard are included in Note 5.

(iii)   Going Concern - Amendments to Section 1400

CICA 1400, General Standards of Financial Statements Presentation, was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

At September 30, 2008, the Company had working capital of approximately $23.3 million, which, based on the current level of activity, is sufficient to fund its exploration programs, operating costs and working capital for the next twelve months.

While the Company has been successful in raising its required funding from outside sources in the past, it cannot be certain that any such funding would be available in the future, or that funds would be available on terms acceptable to management. Management has assessed the Company’s net asset value, forecasted cash flow requirements and future commitments and is confident that the Company will continue as a going concern.

(iv)    Goodwill and Intangible Assets, Section 3064

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Other Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Management is currently assessing the impact of this new accounting standard on the Company’s consolidated financial statements.

6

Notes to the Interim Consolidated Financial Statements

Nine months ended September 30, 2008

(Unaudited – Prepared by Management)

3.   Changes in accounting policies and new accounting developments (Continued)

(v)   International financial reporting standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that publicly-listed companies will commence using IFRS, replacing Canada’s own GAAP, for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4.   Management of Capital

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

In the management of capital, the Company includes the components of shareholders’ equity as well as cash and cash equivalents.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors.

In order to maximize ongoing development efforts, the Company does not pay dividends.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments, such as Banker’s Acceptance Notes or Guaranteed Investments Certificates, with initial maturity terms of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects that its current capital resources will be sufficient to carry out its exploration plans and operations through its current operating period.

7

Notes to the Interim Consolidated Financial Statements

Nine months ended September 30, 2008

(Unaudited – Prepared by Management)

5.   Financial Instruments

a)   Fair Value

The fair value of financial instruments at September 30, 2008 and December 31, 2007 is summarized as follows:

	September 30, 2008		December 31, 2007
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets
Held for trading
Cash and cash equivalents	$ 26,116,291	$ 26,116,291	$ 8,722,779	$ 8,722,779
Other receivables and prepaid expenses	425,527	425,527	448,958	448,958

Financial Liabilities
Accounts payable and accrued liabilities	$ 3,201,339	$ 3,201,339	$ 1,773,532	$ 1,773,532
Due to related parties	313,674	313,674	341,158	341,158

Fair value estimates are made at the balance sheet date, based on relevant market information and other information about the financial instruments.

b)   Financial risk management

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange risk (currency), liquidity and interest rate risk.

Credit risk

Credit risk is the risk that one party to a financial instrument, will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and holds balances in banks in Argentina and Chile as required to meet expenditures.

Currency risk

The Company operates in a number of countries, including Canada, Argentina and Chile, and it is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

The Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Canadian Dollars, US Dollars, Argentine Pesos and Chilean Pesos) and are therefore subject to fluctuation against the Canadian Dollar.

The Company had the following balances in foreign currency as at September 30, 2008:

	US Dollar	Argentine Peso	Chilean Peso
Cash and cash equivalents	83,233	1,813,537	133,429,094
Other receivables and prepaid expenses	-	288,596	49,490,975
Accounts payable and accrued liabilities	-	(6,885,214)	(45,015,757)
Net balance	83,233	(4,783,081)	137,904,312
Equivalent in Canadian dollars	88,577	(1,609,985)	266,017
Rate to convert to $1.00 CDN	1.064	0.3366	0.001929

8

Notes to the Interim Consolidated Financial Statements

Nine months ended September 30, 2008

(Unaudited – Prepared by Management)

5.   Financial Instruments (Continued)

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term maturity.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash and cash equivalent balances.

6.   Mineral Properties and Deferred Acquisition Costs

(a)   Acquisition Cost

Don Sixto and Other	$ 3,225,807
CVSA Properties	128,572
Balance as at September 30, 2008 and December 31, 2007	$ 3,354,379

(b)   Exploration Costs

			Don Sixto	Nine months ended September 30
	CVSA Properties	Chilean Properties	Project and Other	2008	2007
Assays	$ 784,478	$ 208,567	$ 25,882	$ 1,018,927	$ 847,343
Consultants and contractors	82,235	54,378	2,621	139,234	171,476
Drilling	3,950,313	1,217,218	-	5,167,531	1,498,448
Engineering	16,004	-	-	16,004	190,953
Environmental	160,087	-	6,327	166,414	192,905
Field camp	524,507	765,663	56,446	1,346,616	699,990
Geological *	827,086	960,590	226,929	2,014,605	1,380,361
Hydrology	-	-	-	-	22,476
IVA tax	1,294,999	515,204	60,113	1,870,316	622,727
Legal and title	119,304	114,773	33,516	267,593	221,975
Metallurgical *	37,499	-	-	37,499	129,723
Office operations	573,649	127,233	15,079	715,961	303,430
Resource development	-	-	-	-	138,233
Travel	568,417	601,556	29,275	1,199,248	711,722
Wages and benefits *	1,424,471	898,563	48,601	2,371,635	1,746,423
Exploration costs	$10,363,049	$ 5,463,745	$ 504,789	$16,331,583	$8,878,185

*Includes stock based compensation cost as reflected below				Nine months ended September 30
	CVSA Properties	Chilean Properties	Don Sixto Project and Other	2008	2007
Geological	$ 225,940	$ 235,202	$ 53,613	$ 514,755	$ 463,396
Metallurgical	-	-	-	-	48,048
Wages and benefits	49,488	-	-	49,488	654,555
Total	$ 275,428	$ 235,202	$ 53,613	$ 564,243	$ 1,165,999

9

Notes to the Interim Consolidated Financial Statements

Nine months ended September 30, 2008

(Unaudited – Prepared by Management)

7.   Share Capital

The authorized share capital of the Company is 100,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

	September 30, 2008		December 31, 2007
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	41,226,487	$55,249,342	37,836,013	$46,230,295
Issued during the period/year for:
Cash	8,797,275	36,565,904	3,390,474	8,036,284
Bonus Shares	108,329	435,816	-	-
Contributed surplus allocated	-	310,225	-	951,489
Warrants	-	-	-	31,274
Share Issue costs	-	(3,354,267)	-	-
Balance, end of period	50,132,091	$89,207,020	41,226,487	$55,249,342

In March 2008, the Company completed a private placement financing and issued 7.78 million common shares in May at a price of $4.50 per share for proceeds of $35.0 million. The Company paid a commission of 6.5% and incurred issue costs of $354,313 for net proceeds of $32.4 million before accounting for the fair value of warrants issued to brokers (the “Agent’s Warrants”). The Agent’s Warrants consist of 505,700 warrants convertible to common shares for a period of 12 months at an exercise price of $4.50 per share. The fair value of the Agent’s Warrants, calculated using the Black Scholes Model, of $681,030 has been allocated to contributed surplus and added to the share issue costs.

In Addition, during the nine months ended September 30, 2008, the Company issued 1,017,275 shares pursuant to the exercise of options and warrants as follows: 275,000 were issued at a share price of $0.405 per share, 250,000 at a share price of $1.08 per share, 95,000 shares at a price of $1.12 per share, 67,000 shares at a price of $1.59 per share, 275 shares at a price of $1.79 per share, 60,000 shares at a price of $2.52 per share and 20,000 shares at a price of $3.02 upon the exercise of options; 250,000 shares at a price of $3.00 per share upon the exercise of warrants for a total consideration of $1,555,905. The remaining 108,329 shares were issued to the Chief Operating Officer as part of his remuneration package and more fully described in Note 8.

8.   Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows: The aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan, which was amended and approved by shareholders on May 23, 2008, may not exceed 9,879,752. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company’s shares immediately preceding the grant date, less the maximum discount permitted by TSX Venture Exchange (“TSX-V”)), or such other price as may be agreed to by the Company and accepted by the TSX-V. Options granted under the Plan are generally exercisable immediately following the grant, however certain options may be subject to vesting at times as determined by the directors of the Company and the TSX-V.

The following is a summary of the status of the Plan at December 31, 2007 and September 30, 2008:

10

Notes to the Interim Consolidated Financial Statements

Nine months ended September 30, 2008

(Unaudited – Prepared by Management)

8.   Stock Option Plan (Continued)

	September 30, 2008		December 31, 2007
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Options outstanding, beginning of period/year	7,223,275	$2.40	5,606,750	$1.58
Forfeited/cancelled	(90,000)	4.12	(570,000)	2.75
Granted	860,000	4.16	3,525,000	3.40
Exercised	(767,275)	1.05	(1,338,475)	1.49
Options outstanding, end of period/year	7,226,000	$2.70	7,223,275	$2.40

The following table summarizes information about the stock options outstanding at September 30, 2008.

Range of Prices ($)	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price
1.01 - 2.00	2,596,000	1.46	$1.30
2.01 - 3.00	1,185,000	3.25	$2.49
3.01 - 4.00	1,920,000	3.62	$3.51
4.01 +	1,525,000	4.46	$4.25
	7,226,000	2.96	$2.70

Stock-based Compensation

The fair values of options vested during the three months ended September 30, 2008 was estimated at the grant date or measurement date (Shareholder approval date) using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected annual volatility	66.39%
Risk-free interest rate	2.99%
Expected life	3-3.5 years
Expected dividend yield	0.0%

Stock-based compensation recognized in the quarter, on the vesting of stock options granted, totaling $361,110 was allocated to contributed surplus. Total stock-based compensation for the quarter was $462,523 which includes $101,413 for bonus shares issued. Valuation of bonus shares are described in this note under the heading “Bonus Shares”.

Stock based compensation has been allocated as follows:

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Administration salaries and consulting	$ 159,112	$ 6,218	$ 375,515	$ 653,636
Management compensation	125,304	88,826	1,364,174	464,797
Directors’ compensation	-	-	1,478,076	960,957
Shareholder communications	-	32,811	9,260	102,044
Mineral property exploration costs	178,107	35,641	564,243	1,165,999
Total	$ 462,523	$ 163,496	$ 3,791,268	$ 3,347,433

11

Notes to the Interim Consolidated Financial Statements

Nine months ended September 30, 2008

(Unaudited – Prepared by Management)

8.   Stock Option Plan (Continued)

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in input assumptions can materially affect the fair value estimate, and, therefore, these models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Bonus Shares

The Company granted 200,000 fully paid bonus shares (“Bonus Shares”) as part of an incentive package pursuant to an employment agreement with the Company’s Chief Operating Officer. The Bonus Shares vest at a rate of 8,333 shares per month such that the Bonus Shares will have vested within 24 months (August 31, 2009). As at September 30, 2008, the Company had issued 108,329 of these Bonus Shares (of which 33,332 relate to 2007 and 74,997 relate to 2008) with a fair value of $435,816 (of which $149,661 relates to 2007 and $286,155 relates to 2008).

9.   Warrants

At September 30, 2008 the Company had outstanding share purchase warrants exercisable to acquire 505,700 shares as follows:

Number	Exercise Price	Expiry Date
505,700	$4.50	March 26, 2009

10.   Contributed Surplus

	September 30, 2008	December 31, 2007
Balance beginning of year	$7,234,219	$4,588,941
Stock-based compensation	3,791,268	3,777,702
Agent’s Warrants	681,031	(31,274)
Bonus Shares	(286,155)	(149,661)
Contributed surplus allocated	(310,225)	(951,489)
Balance, end of period	$11,110,138	$7,234,219

11.   Related Party Transactions

Amounts due to related parties of $313,674 at September 30, 2008 (December 31, 2007 - $341,158) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business.

During the nine month ended September 30, 2008 a total of $1,268,668 (2007- $766,860) was paid or accrued for related party transactions as described below:

a)	Exploration and consulting fees totaling $270,000 (2007 - $223,500) were paid or accrued to a corporation of which the President and CEO of the Company is a principal.

b)	Exploration and development fees of $206,536 (2007 - $228,645) were paid or accrued to a corporation controlled by the Vice-President, Exploration and Development.

c)	Management fees of $120,000 (2007 - $120,000) were paid to a corporation controlled by the Chairman of the Company.

d)	Management fees of $211,250 (2007 - $127,500) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company.

e)

Management and consulting fees, including the fair value of Bonus Shares granted, of $328,882 (2007 - $22,500) were paid or accrued to a company controlled by the Chief Operating Officer of the Company.

12

Notes to the Interim Consolidated Financial Statements

Nine months ended September 30, 2008

(Unaudited – Prepared by Management)

11.   Related Party Transactions (Continued)

f)	Management fees of $132,000 (2007 - $nil) were paid or accrued to a company controlled by the Executive Vice- President, Corporate Development, Environment.

All of the above transactions were in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

12.   Contractual Obligations

The Company leases offices in Vancouver, Argentina and Chile and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant. Other financial commitments are summarized in the table below:

	Payments Due by Period
	Total	2008	2009-2010	2011-2012
Office leases	$295,159	$27,794	$157,327	$110,038
Total	$295,159	$27,794	$157,327	$110,038

13.   Segmented Information

September 30, 2008	Canada	Argentina	Chile	Total
Cash and cash equivalents	$ 25,248,469	$ 610,437	$ 257,385	$ 26,116,291
Other receivables and prepaid expenses	232,918	97,141	95,468	425,527
Property and equipment	98,183	103,473	160,026	361,682
Mineral properties	-	3,354,379	-	3,354,379
	25,579,570	4,165,430	512,879	30,257,879
Current Liabilities	(900,923)	(2,457,255)	(156,835)	(3,515,013)
	$ 24,678,647	$ 1,708,175	$ 356,044	$ 26,742,866

Net loss - 3 months ended September 30, 2008	$ 293,999	$ 5,571,737	$ 614,921	$ 6,480,657
Net loss - 9 months ended September 30, 2008	$ 4,288,402	$ 12,246,415	$ 4,938,302	$ 21,473,119
December 31, 2007	Canada	Argentina	Chile	Total
Cash and cash equivalents	$ 7,964,731	$ 578,293	$ 179,755	$ 8,722,779
Other receivables and prepaid expenses	349,569	85,406	13,983	448,958
Property and equipment	83,856	38,103	89,003	210,962
Mineral properties	-	3,354,379	-	3,354,379
	8,398,156	4,056,181	282,741	12,737,078
Current Liabilities	(728,890)	(1,359,669)	(26,131)	(2,114,690)
	$ 7,669,266	$ 2,696,512	$ 256,610	$ 10,622,388

Net loss - 3 months ended September 30, 2007	$ 1,650,656	$ 997,604	$ 184,761	$ 2,833,021
Net loss - 9 months ended September 30, 2007	$ 4,887,893	$ 5,879,349	$ 1,797,200	$ 12,564,442

13

EXHIBIT 2

Management’s Discussion and Analysis

For The Nine Months Ended

September 30, 2008

Management’s Discussion and Analysis

November 13, 2008

In this document: (i) unless the content otherwise requires, references to “me”, “our”, “us”, “the Company” or “Exeter” mean Exeter Resource Corporation and its subsidiaries; (ii) information is provided as of September 30, 2008, unless otherwise stated; (iii) all references to monetary amounts are to Canadian dollars, unless otherwise stated; and (iv) “$” refers to Canadian Dollars and “US$” refers to US dollars.

Forward Looking Statements

This management discussion and analysis contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, as amended, including the Company’s belief as to the timing of its drilling and exploration programs and exploration results. These forward-looking statements appear in a number of different places in this report and can be identified by words and phrases such as but not limited to “estimate”, “plans”, “is expected”, or variations of such words or phrases or statements that certain activities, events or results “may”, “would” or “could” occur. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to vary from any future results, performance or achievements expressed or implied by the forward-looking statements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. All statements are made as of the date of this Management Discussion and Analysis and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. See Risk Factors, below.

Risks

The Company relies on equity financings to fund its activities. While it has been successful in the past, the global credit crisis has resulted in a shortage of risk capital in recent months and there is no guarantee that the Company will be successful in raising funds through these means in the future.

The Company is subject to substantial environmental requirements which could cause a restriction or suspension of certain operations. The current and anticipated future operations of the Company require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the mining industry. The Company’s exploration activities in Argentina and Chile are subject to various Federal, Provincial and local laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company to obtain permits from various governmental agencies.

During the second quarter 2007, Exeter ceased all exploration activities at the Don Sixto Project following the anti-mining legislation which was passed by the Mendoza Provincial Government. The legislation, introduced in June 2007, effectively precludes the development of some mining projects in Mendoza Province, as certain chemicals traditionally used in the mining process were banned. The Company has filed an action in the Mendoza Supreme Court to have this anti-mining legislation declared unconstitutional. Should the Company not be successful in its constitutional challenge or the anti-mining legislation not be amended, the carrying value of the Don Sixto project may not be recoverable requiring the Company to write-off its entire investment of $3.2 million.

The exploration and development of mineral deposits involve significant risks which careful evaluation, experience and knowledge may not, in some cases, fully mitigate. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations all have an impact on the economic viability of a mineral deposit.

The marketability of minerals is affected by numerous factors beyond the control of the Company. These factors include, but are not limited to, market fluctuations, government regulations relating to prices, taxes and royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of all future production and threaten the continuation of a particular project or operations altogether.

The Company has no production of minerals and its properties are all currently at the exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and substantial additional work will be required in order to determine the presence of any such deposit.

Although the Company can conduct exploration on most of its properties year-round, exploration on some of its Patagonia properties and properties at higher altitude in Chile and Argentina is difficult during the winter months of May to October.

Risk factors are more fully described in the Company’s Annual Information Form attached as an exhibit to the Annual Report on Form 40-F for the year ended December 31, 2007, and subsequent filings with the SEC. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 40-F, File No. 001-33136. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Report on Operations

The Company continued its exploration activities at Cerro Moro throughout the quarter while activities at Caspiche were terminated in the second quarter due to the onset of South American winter conditions. Details of drilling results from the Cerro Moro and Caspiche projects have been released as assay results were reviewed and validated.

Throughout the third quarter 2008, the Company continued to utilize three drill rigs at Cerro Moro and prepared for the upcoming summer drill season at Caspiche. The Company recommenced drilling at Caspiche in early October 2008 and is expecting to complete a minimum of 9,300 meters of drilling during the summer field season.

The recent global crisis has resulted in a severe shortage of risk capital and consequently management has reduced exploration budgets and expenditures to ensure that the Company maintains adequate cash balances to fund ongoing operations. This action is designed to conserve cash balances while still adding significant value to the Company’s projects.

Map of Southern South America focusing on Exeter’s projects in both Argentina and Chile:

>

Summary of Projects
Rights Acquired	Properties	Land Area (sq. km)	Paid to September 30, 2008	Future Commitments
100% Owned	Cerro Moro ** -15 tenements	170	*	- 2% NSR to CVSA
100% Owned	Santa Cruz Regional -15 tenements	1,450	Nil	Nil
Option for 100%	CVSA Properties Santa Cruz, Chubut, Rio Negro - 23 tenements	722	US$100,000 * includes acquisition of Cerro Moro	- 2% NSR
Option for 100%	Northern Chile Maricunga Property (Caspiche)	30	Nil	- expenditure totaling US$2.5 million to January 31, 2011 (incurred) including 15,500 metres of drilling - 3.0 % NSR
Data	Southern Chile - 48 Targets	N/A	Nil	Nil
Option for 100%	Don Sixto (La Cabeza) - 7 tenements	82	4,100,000 shares plus US$175,000	- cash payments totaling US$400,000 to Dec. 15, 2014 *** - 3.5% NSR
Option for 100%	Don Sixto Regional - 7 tenements	81	US$25,000	- annual payments of US$25,000 for six years *** - 3 annual payments of US$200,000 for 100%
100% Owned	Don Sixto Regional - 4 tenements	235	Nil	Nil
Option for 100%	MRP Properties Agua Nueva (Don Sixto), Rosarita South, La Ramada - 13 tenements	300	$70,050	- cash payments totaling $370,000 to October 1, 2015 - 2% NSR
Option for 100%	Estelar Properties Rosarita, Quispe and El Salado - 6 tenements	68	1,000,000 shares	- 2% NSR

** On March 5, 2008, the Company announced that it had entered into a letter of intent (“LOI”) with Fomento Minera de Santa Cruz Sociedad del Estado (“Fomicruz”). The LOI sets out the key terms of a strategic agreement between the Company and Fomicruz for the future development of Cerro Moro and is more fully described in the section on Cerro Moro under acquisition terms.

*** Exploration activities have been suspended due to the anti-mining legislation and annual payments have been deferred until such time as the legislation is amended.

CHILE

Northern Chile - Maricunga

Caspiche Project

In 2005, the Company entered into an agreement with Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. (“Anglo American”) over seven properties in the Maricunga region of Chile. The terms of the agreement provide for increasing annual drilling and exploration commitments over five years, and the phased reversion of five properties to Anglo American which has occurred. Exeter has satisfied its obligations under the agreement to September 30, 2008. Once Exeter has spent a total of US$2.55 million, including completing 15,500 metres of drilling, it will have earned a 100% interest in the remaining properties. Anglo American will be entitled to a 3% net smelter return from production from the property. In addition the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a Chilean Company.

All hard copy data received from Anglo American was digitized, and the satellite (Aster) imagery for the area secured, prior to the commencement of field work in November 2005. Magnetic data acquired for Caspiche has been reprocessed to delineate targets for epithermal gold mineralization. Exploration, including geochemical sampling and prospecting was conducted through the field season in early 2006. This work resulted in early reversion of five of the seven properties to Anglo American and allowed Exeter to focus on the two most favourable properties, jointly referred to as the Caspiche project. Previously, exploration by Newcrest Mining led to the discovery and subsequent drilling of the upper levels of a copper-gold porphyry system at Caspiche.

The Caspiche project is located in a prolific region of gold porphyry deposits, 15 km (10 miles) southeast of Kinross Gold’s Refugio Mine and 11 km (7 miles) north of Barrick Gold – Kinross Gold’s Cerro Casale project.

On May 6, 2008, the Company filed a technical report compliant with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) for the Caspiche Project prepared by Glen van Kerkvoort, Exeter’s Chief Geologist, Gustavo L.A. Delendatti, Exeter’s Project Geologist and Jerry Perkins, Exeter’s VP Development and Operations; all Qualified Persons under NI 43-101 (“QP”). The report can be viewed on SEDAR at www.sedar.com.

ARGENTINA

Cerro Moro and CVSA Properties – Patagonia

Acquisition terms

In January 2004, the Company announced that it had secured an option from CVSA to acquire all of CVSA’s exploration projects (the “CVSA Properties”), except those surrounding the Cerro Vanguardia gold mine, in Patagonia, Argentina. CVSA is owned 92.5% by AngloGold Ashanti Ltd. and 7.5% by Fomento Minera de Santa Cruz Sociedad del Estado (“Fomicruz”).

Under the option agreement, Exeter paid CVSA US$100,000 for the right to earn a 100% interest in the CVSA Properties by spending US$3.0 million within five years, including completing 8,000 metres of drilling on any of the four major projects which comprise the CVSA Properties. CVSA also has the right to back into a 60% interest in a project following the completion of 10,000 metres of drilling on that project, by paying Exeter 2.5 times its expenditures on that project and by paying for all the project costs to the completion of a bankable feasibility study. CVSA can increase its interest in a project to 70%, by financing Exeter’s share of mine development costs, at industry standard terms. Should CVSA elect not to back into a project, its interest will revert to a 2% net smelter royalty (“NSR”) in that project.

At the end of 2006, Exeter had met the obligation to incur total aggregate expenditures of US$3.0 million, and had completed 12,000 metres of drilling, and in early 2007 notified CVSA that it was exercising the option to acquire the CVSA Properties subject to their back in right. On August 2, 2007, Exeter notified CVSA that it had completed 10,000 metres of drilling at Cerro Moro and provided them with a report containing exploration results in early September. In October 2007, CVSA advised the Company that it had elected not to exercise the back-in right and its interest reverted to a 2% NSR on the Cerro Moro project.

On March 5, 2008, the Company announced that it had entered into a letter of intent with Fomicruz, a company owned by the government of Santa Cruz Province, Argentina. Key terms of a strategic agreement between the Company and Fomicruz for the future development of Exeter’s 100 percent owned Cerro Moro project in Santa Cruz, and provides access to Fomicruz’s significant landholding around Cerro Moro. The Company and Fomicruz will, subject to approval by the parties, enter into a detailed agreement which is expected to include the following terms:

(i)	Fomicruz will acquire a 5 percent interest in the Company’s 160 square kilometre Cerro Moro project;
(ii)

The Company will have the right to earn up to an 80 percent interest in 763 square kilometres of Fomicruz’s exploration properties adjoining the Cerro Moro project by incurring US$10 million in exploration expenditures over a number of years to be determined later;

(iii)

The Company will finance all exploration and development costs of the Cerro Moro project and Fomicruz will repay an agreed amount of those costs from 50 percent of its share of net revenue from future operations; and

(iv)	The Company will manage the exploration and potential future development on the properties.

Property Description

The CVSA properties are grouped into the four main project areas listed below, of which Cerro Moro was the most advanced at the time of acquisition:

Cerro Moro*	15 tenements	170 sq km
Other Santa Cruz properties	8 tenements	341 sq km
Chubut properties	11 tenements	241 sq km
Rio Negro properties	4 tenements	140 sq km

* Now 100% owned by the Company subject to a 2% NSR.

A number of the properties considered to be low priority targets were returned to CVSA in 2005 and in 2006. Additional properties have been acquired around projects considered to have good potential for discoveries. Following the acquisition of Cerro Moro by the Company in October 2007, a total of 23 tenements covering 722 square kilometres in three provinces remain subject to the agreement. Prospecting and geochemical surveys have been conducted on many of the Santa Cruz, Chubut and Rio Negro properties. Given the favourable mining regime in Santa Cruz, the Company intends to focus its attention on Cerro Moro and when market conditions improve, conduct further work on the Cerro Puntudo and Verde projects, all situated in Santa Cruz Province. Other properties in Santa Cruz Province covered by the agreement include the Calandria and Azul properties.

On May 6, 2008, the Company filed a technical report compliant with NI 43-101 for the Cerro Moro project prepared by Jerry Perkins, Exeter’s VP Development and Operations, and Matthew Williams, Exeter’s Exploration Manager, both QP’s under NI 43-101. The report can be viewed on SEDAR at www.sedar.com.

Cerro Puntudo Project – Santa Cruz Province

The 200 square kilometre Cerro Puntudo project is approximately 100 kilometres west of the Cerro Vanguardia mine in Santa Cruz Province. The known mineralization is considered to be epithermal in character, hosted within Jurassic age, felsic volcanic rocks.

Verde Silver Project – Santa Cruz Province

Silver mineralization on the Verde property, in western Santa Cruz Province, relates to at least 30 geological structures.

Calandria Project - Santa Cruz Province

The Calandria Project is thought to have potential for high-level low sulphidation style epithermal gold deposits. Geologic mapping and a ground magnetic survey have been conducted with some 600 line kilometres completed.

Don Sixto (La Cabeza) – Mendoza

Exeter ceased exploration at Don Sixto following the Mendoza Provincial Government’s anti-mining legislation enacted in June 2007. The new legislation banning the use of certain chemicals traditionally used in the mining process effectively precludes the development of mining projects in Mendoza Province. The Company deferred all exploration and independent engineering studies in Mendoza and filed an action in the Mendoza Supreme Court to have this anti-mining legislation declared unconstitutional. Should the Company not be successful in its constitutional challenge or the anti-mining legislation not be amended, the carrying value of the Don Sixto project may not be recoverable requiring the Company to write-off its entire investment of $3.2 million. The Company continues to work with all levels of government, industry and unions to demonstrate that the Don Sixto project, if viable, could be developed responsibly and that it would provide important economic and social benefits to the community and to the Province. In the interim the Company has continued to update certain engineering and environmental studies at Don Sixto.

Acquisition terms

In 2005, the Company completed the acquisition of Cognito Limited (“Cognito”), a company that has the option to acquire a 100% interest in the Don Sixto gold project. The Company issued a total of 4,100,000 common shares and paid $25,000 to Rowen Company Limited (“Rowen”) and its principals as consideration for the option to acquire Cognito and in settlement of the purchase consideration. Bryce Roxburgh, the President and CEO and a director of the Company, is a principal of Rowen.

To earn its interest in the Don Sixto property (subject to a 3.5% NSR in favour of the owners of the property), Cognito must pay to the owners of the property a total of US$525,000, in staged payments, by December 2014. On behalf of Cognito, the Company has made all required payments totaling US$175,000 to date. Cognito may terminate the staged payments upon making a development decision in respect of the project; provided that production commences within two years of a development decision. Cognito has the option to purchase the NSR outright for US$1,000,000.

Early in 2007, the Company expanded its holding around Don Sixto by signing an option agreement over an additional 81 square kilometres (20,160 acres) of exploration rights, situated to the immediate north of Don Sixto. The option was acquired to secure areas considered favourable for the discovery of epithermal gold-silver systems. The terms for the option provide for annual payments of US$25,000 over six years followed by a purchase price comprising three annual payments of US$200,000. There are no expenditure requirements.

Early in 2008, the Company entered an agreement with the property owners deferring the annual payments until such time as the anti-mining legislation is amended such that mining can be conducted in Mendoza Province.

Property Description

Don Sixto is located 370 km south of the city of Mendoza, in Mendoza Province, and consists of seven gold concessions, covering approximately 82 square kilometres. Approximately 615 square kilometres of additional concessions, comprising the Agua Nueva property and other properties in the area, are held under option pursuant to agreements with Minera Rio de la Plata, described below, the option entered into in early 2007, and the areas acquired by the Company. Geologically, it is readily accessed by gravel roads and lies at an elevation of 1,100 metres above sea level. The area has no grid electricity or water pipeline.

On February 20, 2008, the Company re-filed a NI 43-101 compliant technical report for the Don Sixto Project prepared by Arnold van der Heyden, B.Sc. Geo. and Dr. William Yeo, PhD, B.Sc. Geo., both independent and QP’s under NI 43-101. The report can be viewed on SEDAR at www.sedar.com.

Purchase of Surface Rights

The Company purchased the 8,000 hectare property overlying the proposed Don Sixto development site in late 2005 for US$78,000. The purchase agreement requires that the Company build two new houses for the prior landowners and grants them the right to reacquire the property upon completion of mining activities.

Estelar Properties

Acquisition terms

In July 2003, the Company completed the acquisition of Estelar Resources Limited (“Estelar”), a company that owns the rights to four mineral projects in Argentina. The consideration paid for the acquisition of Estelar was the issuance of 1,000,000 common shares of the Company to Estelar’s shareholders. The Estelar properties carry a 2% NSR, payable to the previous owner.

Property Description

The Estelar projects currently cover approximately 68 square kilometres of exploration rights in central and western Argentina. Individually, the properties are referred to as the Quispe, Rosarita and El Salado gold projects - all of which have the potential for the discovery of epithermal gold deposits and/or porphyry gold-copper systems. There are no exploration commitments on the projects.

Quispe Project – Catamarca Province

The Quispe Project is located in southwestern Catamarca province in northwest Argentina and covers 30 square kilometres of exploration rights. The project was identified through ground follow-up of satellite-imagery color anomalies. The target is a porphyry copper-gold deposit and/or high-sulphidation epithermal gold system.

Rosarita Project – San Juan Province

The Rosarita Project, located in San Juan Province, covers 30 square kilometres of exploration rights and has potential for a low-sulphidation epithermal gold system. The project lies immediately south of Intrepid’s Casposo gold-silver development stage deposit, which is the subject of a pre-feasibility study for the development of an open pit / underground gold mine.

El Salado Project – San Juan Province

The El Salado property covers an area of 8 square kilometres over a large, low grade, copper-gold porphyry system. The property is located 200 kilometres north of San Juan City, the capital of San Juan Province.

MRP Properties

Acquisition terms

In November 2003, the Company entered into an option agreement to acquire a 100% interest in three gold properties, Agua Nueva, La Ramada and Rosarita South, from Minera Rio de la Plata (“MRP”), a private, arm’s length Argentine company. Tenements peripheral to the Don Sixto and Rosarita projects were relinquished from the agreement during 2006 resulting in the retention of 13 tenements covering 300 square kilometres.

The option agreement requires payments totaling $440,000 by October 2015 of which $70,050 has been paid to September 30, 2008 and provides for a 2% NSR, which Exeter can purchase outright for $750,000 payable to MRP from future production. There are no minimum annual exploration expenditure commitments on these properties.

Agua Nueva (Don Sixto North) – Mendoza Province

The Agua Nueva property covers an area of approximately 299 square kilometres that adjoins the Company’s Don Sixto property to the east, west and north.

La Ramada – La Rioja Province

The property comprises exploration titles over a 1 square kilometre area. The Company plans to undertake mapping and geochemical sampling to define targets for drilling and will likely acquire additional lands in the area.

CHILE

OTHER PROJECTS

Magallanes

In 2006, Exeter entered into an agreement with Rio Tinto Mining & Exploration Limited (“Rio Tinto”) covering 48 exploration targets in Magallanes, Chile. Rio Tinto has the right to acquire a 60% interest in any of these targets once Exeter has drilled 5,000 metres on any target by notifying the Company of its intention to acquire an interest. Should Rio Tinto not exercise its option, it will be entitled to a 1% royalty from production on that property.

Following a detailed review of the Rio Tinto data, the Company applied for concessions over some of the targets including Punta Southerland, Pico Batchelor and Monte del Sol covering a total area of 5,400 hectares.

Results from Operations

The Company began the nine month period with 41,226,487 shares outstanding and ended the period with 50,132,091 shares outstanding. During the nine month period, the Company received proceeds of $36.5 million and issued 8,905,604 shares upon the exercise of options, warrants, and pursuant to the financing completed in March 2008. The Company also issued 108,329 shares to the Chief Operating Officer as part of his remuneration package. Shares issued and proceeds received during the nine months ending September 30, 2008 are:

	Options Exercised	Warrants Exercised	Bonus Shares	Conversion of Special Warrants	Total
Shares issued	767,275	250,000	108,329	7,780,000	8,905,604
Proceeds	$805,904	$750,000	-	$35,010,000	$36,565,904

Subsequent Events

Subsequent to September 30, 2008, the Company issued shares pursuant to the exercise of options as follows:

Options Exercised
Shares issued	30,000
Net proceeds	$32,400

As at November 13, 2008, the Company had 50,162,091 shares outstanding.

Summary of Financial Results

Selected Information

The Company’s interim financial statements (the “Interim Financial Statements”) for the nine month period ended September 30, 2008 have been prepared in accordance with Canadian generally accepted accounting principles and practices. The following selected financial information is taken from the Interim Financial Statements and the Company’s audited consolidated financial statements for the year ended December 31, 2007 and should be read in conjunction with those statements.

Third Quarter Ended September 30, 2008

The Company’s exploration program at Cerro Moro in Argentina continued through the South American winter months. Drilling ceased at Caspiche in early May due to the onset of harsh winter conditions but resumed in early October. The Company’s Don Sixto project remains on hold and, apart from updating certain engineering and environmental studies, only maintenance and security activities are currently being conducted on site. Exploration costs during the three month period ended September 30, 2008 totaling $5.8 million were incurred including $4.4 million at Cerro Moro and $1.2 million at Caspiche as the Company continued drilling at Cerro Moro and prepared for the commencement of drilling at Caspiche in October.

Net loss and comprehensive loss, before stock-based compensation of $0.5 million, was $6.2 million in the third quarter. Significant expenditures during the quarter other than exploration costs included $0.5 million for administrative salaries and consulting, $0.2 million for management compensation, both of which included an allocation of stock-based compensation in the amounts of $0.2 million, $0.1 million respectively, while $0.2 million in stock-based compensation was allocated to mineral property exploration costs. Stock-based compensation of $0.5 million was $2.6 million lower in the third quarter as a number of options granted in late 2007 and early 2008 were expensed following shareholder approval at the Company’s Annual General Meeting held in the second quarter, 2008.

Third Quarter 2008 Compared to Second Quarter 2008

Cash and cash equivalents at June 30, 2008 of $31.3 million decreased by $5.2 million to $26.1 million at September 30, 2008. This reduction in cash and cash equivalents is the result of the Company’s continued exploration efforts during the quarter primarily at Cerro Moro. Drilling at Caspiche, which was halted during the winter season, commenced again in October 2008. The Company’s working capital which was $29.3 million at June 30, 2008 decreased to $23.0 million at September 30, 2008, a decrease of $6.3 million.

The Company’s net loss and comprehensive loss, before stock-based compensation, for the third quarter of $6.3 million is about the same as what was incurred in the second quarter of 2008 which was $6.0 million. Exploration activity continued during the third quarter at Cerro Moro and Caspiche with total expenses, less stock-based compensation of $5.5 million, which was similar to those of the previous quarter of $5.2 million.

Net cash received through the issuance of shares upon the exercise of options in the second quarter was approximately $1.5 million and only $37,665 in the third quarter.

Third Quarter 2008 Compared to Third Quarter 2007

The Company’s net loss and comprehensive loss, before stock-based compensation, for the third quarter 2008 of $6.3 million was approximately $3.6 million more than the loss, before stock-based compensation, of $2.7 million recorded in the third quarter of 2007. Exploration expenditures incurred, before stock-based compensation, in the third quarter 2008 were about $3.5 million more than in the third quarter of 2007 mainly due to increased costs of utilizing three drill rigs at Cerro Moro. With the favourable drilling results at both Caspiche and Cerro Moro during the 2007 field season, exploration activities, and thus related expenses have steadily increased in an effort to expedite the possibility of establishing measurable resources on both projects.

Administrative salaries and consulting expense was noticeably higher in the third quarter 2008 when compared to that of the third quarter of 2007. Administrative salaries and consulting in the most recent quarter was approximately $0.4 million higher than in the third quarter 2007 due to the engagement of additional fulltime professionals in 2008. This expense is also higher as a result of these new employees being granted incentive stock options resulted in stock-based compensation expense of roughly $0.2 million in the third quarter 2008. Shareholder communications expense was roughly $0.1 million lower in the third quarter 2008 when compared to that of the third quarter 2007. This reduction is mainly due to stock-based compensation expenses recorded from stock options granted in 2007 while no stock-based compensation expense was incurred in Q3 2008.

($000’s, except for share data)
Three month period ended September 30,	2008	2007	2006
Interest income	$211	$115	$18
Mineral property exploration costs 1	$5,644	$2,284	$2,674

Stock-based compensation 2	$463	$164	$78
Loss	$6,721	$2,833	$3,277
Basic and diluted loss per common share	$0.14	$0.07	$0.11

1) excluding stock-based compensation cost allocated of $178,107 (2007- $35,641; 2006- $nil).

2) stock-based compensation costs have been allocated to administrative salaries and consulting, management compensation, directors’ compensation, mineral property exploration costs, and shareholder communications.

As at	September 30, 2008	June 30, 2008	March 31, 2008	December 31, 2007
Working capital	$23,027	$29,315	$33,688	$7,057
Total assets	$30,258	$35,520	$40,930	$12,737
Total liabilities	$3,515	$2,557	$3,649	$2,115
Share capital	$89,207	$89,084	$55,334	$55,249
Deficit	$(73,574)	$(66,854)	$(57,755)	$(51,861)

The following is a summary of quarterly results taken from the Company’s unaudited quarterly consolidated financial statements:

Comparison to Prior Quarterly Periods

($000’s, except for share data)
	2008	2007 2006
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Interest	211	259	79	106	115	85	86	86
Net loss and comprehensive loss, excluding stock-based compensation	6,258	5,999	5,664	3,867	2,677	3,335	3,212	4,973
Administration expenditures*	618	653	829	992	475	623	661	1,059
Mineral property exploration costs, excluding stock-based compensation	5,644	5,188	4,935	3,126	2,157	2,798	2,630	3,616
Stock-based compensation	463	3,099	230	437	156	3,172	12	1,214
Basic and diluted loss per common share	$0.14	$0.19	$0.14	$0.10	$0.07	$0.17	$0.09	$ 0.18

*Administration expenditures are calculated by removing interest, stock-based compensation, exploration costs, and the effect of the conversion of foreign currencies from the net loss.

Interest income in the last two quarters was significantly higher when compared to previous quarters as the exercise of options and warrants together with the capital financing completed in March 2008, has resulted in the Company maintaining higher interest earning cash balances. With the completion of the capital financing, the Company will continue to earn increased amounts of interest, however the amounts will decline in line with the Company utilizing its cash to fund operations.

Net loss and comprehensive loss per quarter, excluding stock-based compensation, has steadily increased over the last seven quarters after accounting for the seasonal exploration effect. The Company has increased exploration costs during the first and fourth quarters of the year as these are the summer months in South America and are ideal for exploration and drilling. The growing level of exploration costs are a reflection of the Company’s continued advancement of its key projects, particularly the focused efforts on its Caspiche and Cerro Moro projects during the current fiscal year-to-date.

Liquidity and Capital Resources

The Company’s cash and cash equivalents at September 30, 2008 totalled $26.1 million compared to $31.3 million at June 30, 2008, $36.7 million at March 31, 2008, and $8.7 million at December 31, 2007. This increase at March 31, 2008 was a result of the Company completing a $35.0 million financing. The Company continues to utilize its cash resources to fund project exploration and administrative requirements. Aside from such cash, the Company has no material liquid assets. The Company has cash balances which, unless replenished by capital fundraising, will continue to decline as the Company utilizes these funds to conduct its operations.

The Company has no loans or bank debt and there are no restrictions on the use of its cash resources.

Currently held funds will be used for planned exploration programs and for general corporate purposes. The Company may be required to undertake additional financing to fund the exploration of new projects or if it were to significantly expand exploration of existing projects.

In March 2008, the Company completed a private placement financing and issued 7.78 million common shares in May at a price of $4.50 per share for proceeds of $35.0 million. The Company paid a commission of 6.5% and incurred issue costs of $354,313 for net proceeds of $32.4 million before accounting for the fair value of warrants issued to brokers (the “Agent’s Warrants”). The Agent’s Warrants consist of 505,700 warrants convertible to common shares for a period of 12 months at an exercise price of $4.50 per share. The fair value of the Agent’s Warrants, calculated using the Black Scholes Model, of $681,030 has been allocated to contributed surplus and added to share issue costs.

Contractual Obligations

The Company leases offices in Vancouver, Argentina and Chile and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant.

	Payments Due by Period
	Total	2008	2009-2010	2011-2012	After 2012
Office leases	$295,159	$27,794	$157,327	$110,038	$-
Total	$295,159	$27,794	$157,327	$110,038	$-

Related Party Transactions

Amounts due to related parties of $313,674 at September 30, 2008 (December 31, 2007 - $341,158) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business.

During the nine months ended September 30, 2008 a total of $1,268,668 (2007- $766,860) was paid or accrued for related party transactions as described below:

a)

Exploration and consulting fees totaling $270,000 (2007 - $223,500) were paid or accrued to Rowen Company Ltd (“Rowen”). The Company’s President and CEO, Mr. Roxburgh, is a principal of Rowen. The Company has entered into a 2 year agreement with Rowen for the provision of Mr. Roxburgh’s services.

b)

Exploration and development fees of $206,536 (2007 - $228,645) were paid or accrued to J. Perkins and Associates Pty Ltd., a corporation controlled by Mr. Perkins, the Company’s Vice-President, Exploration and Development.

c)

Management fees of $120,000 (2007 - $120,000) were paid or accrued to Canaust Resource Consultants Ltd (“Canaust”) a corporation controlled by Mr. Simpson, the Chairman of the Company. The Company has entered into a 2 year agreement with Canaust for the provision of Mr. Simpson’s services.

d)

Management fees of $211,250 (2007 - $127,500) were paid or accrued to 667060 BC Ltd (“667060”), a corporation controlled by Mr. Bond, the Chief Financial Officer of the Company. The Company has entered into a 2 year agreement with 667060 for the provision of Mr. Bond’s services.

e)

Management and consulting fees, including the fair value of the bonus shares granted, of $328,882 (2007 - $22,500) were paid or accrued to Mr. Cholakos or to Formost Enterprises Ltd (“Formost”) a company controlled by Mr. Cholakos, the Chief Operating Officer of the Company. The Company has entered into

a 2 year agreement with Formost for the provision of Mr. Cholakos’ services.

f)

Management and consulting fees of $132,000 (2007 - $nil) were paid or accrued to HBA Management Consultants Ltd. (“HBA”) a company controlled by Mr. McPhie, the Company’s Executive Vice-President, Corporate Development and Environment. The Company has entered into a 2 year agreement with HBA for the provision of Mr. McPhie’s services.

All of the above transactions were in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

Outlook

In the remaining months of fiscal 2008, the Company plans to continue its exploration and drilling programs at Cerro Moro in Santa Cruz, Argentina and Caspiche in the Maricunga, Chile. Due to recent global credit crisis, the Company has reduced its exploration programs and other expenses to conserve its treasury. The Cerro Moro drilling program has been scaled back to utilize one drill rig focusing on mineralization along the identified Escondida vein, while at Caspiche the drill program has been reduced to 9,300 meters in the 2008-2009 drill season.

The Company will continue working with government, industry and unions, to demonstrate that the Don Sixto project in Mendoza, if viable, could be developed responsibly and that it would provide important economic and social benefits to the community and the province. However, in response to the current global economic recession, these efforts will be done at a significantly reduced level when compared to the previous quarters since anti-mining legislation was passed in the June 2007.

Exploration campaigns are planned for some of the Company’s non-primary properties which are either new to the Company or are still considered to be under-explored. These programs are, however, dependent at least in part on the Company being able to secure future financing.

The Company has scaled back its exploration programs and reduced expenditures to conserve its cash and plans to retain approximately $8 million in the treasury in twelve months so as to ensure adequate funds to fund its ongoing activities.

Proposed Transactions

The Company continues to evaluate new property acquisitions. Should it enter into agreements on new properties it may be required to make cash payments and complete work expenditure commitments under those agreements.

Critical Accounting Estimates and Policies

The Company’s accounting policies are discussed in detail in the Annual Financial Statements; however, accounting policies require the application of management’s judgement in respect of the following relevant matters:

(i)

mineral property costs – the Company regularly reviews the carrying value of each mineral property for conditions that suggest impairment. This review requires significant judgement where the Company does not have any proven or probable reserves that would enable an estimate of future cash flows to be compared to the carrying values. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant decrease in market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the Company has significant funds to be able to maintain its interest in the mineral property; and

(ii)

stock-based compensation – the Company provides compensation benefits to its employees, directors, officers and consultants through a stock-based compensation plan. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of the stock. The Company utilizes historical data to estimate option exercises and termination behaviour with the valuation model. The risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant. Actual results may differ materially from those estimates based on these assumptions.

Changes in Accounting Policies and new accounting developments

(i) Capital Disclosures, Section 1535

Effective January 1, 2008, the Company adopted Section 1535 “Capital Disclosures” which requires the disclosure of information that enables users of an entity’s financial statements to evaluate its objectives, policies and processes for managing capital such as qualitative information about its objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether it has complied with any capital requirements and, if it has not complied, the consequences of non-compliance. Disclosures required by this standard are included in Note 4 of the Company’s September 30, 2008 interim financial statements.

(ii) Financial Instruments Disclosures, Section 3862 / Financial Instruments Presentation, Section 3863

Effective January 1, 2008, the Company adopted Section 3862 “Financial Instruments – Disclosures”. This Section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Disclosures required by this standard are included in Note 5 of the Company’s September 30, 2008 interim financial statements.

(iii) Going Concern - Amendments to Section 1400

CICA 1400, General Standards of Financial Statements Presentation, was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

At September 30, 2008, the Company had working capital of approximately $23.0 million, which based on current levels of activity is sufficient to fund its exploration programs, operating costs and working capital for the next twelve months. While the Company has been successful in raising its required funding from outside sources in the past, it cannot be certain that any such funding would be available in the future, or that funds would be available on terms acceptable to management. Management has assessed the Company’s net asset value, forecasted cash flow requirements and future commitments and is confident that the Company will continue as a going concern.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Goodwill and intangible assets, Section 3064

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Other Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Management is currently assessing the impact of this new accounting standard on the Company’s consolidated financial statements.

Management’s Responsibility for the Financial Statements

The audit committee is responsible for reviewing the contents of this document along with the interim quarterly financial statements to ensure the reliability and timeliness of the Company’s disclosure while providing another level of review for accuracy and oversight.

There have been no changes in the Company’s disclosure controls and procedures during the three months ended September 30, 2008.

Internal Control over Financial Reporting

There have been no changes in the Company’s internal controls and procedures over financial reporting during the three months ended September 30, 2008.

EXHIBIT 3

EXHIBIT 4